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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Neckowitz                          Howard                A.
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   (Last)                           (First)             (Middle)

   c/o Pacific Gateway Exchange   533 Airport Blvd.   Suite 505
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                                    (Street)

   Burlingame                  California                 94010
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol


   Pacific Gateway Exchange, Inc.  (NASDAQ/NMS:  PGEX)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   March 1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ x ]   Director                             [   ]   10% Owner
   [ x ]   Officer (give title below)           [   ]   Other (specify below)

             President and Chief Executive Officer
             -------------------------------------
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7. Individual or Joint/Group Filing (Check applicable line)

   [  ] Form filed by one Reporting Person
   [  ] Form filed by more than one Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A) or      Amount of     ship
                                                    3.           Disposed of (D)                 Securities    Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month      Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)        (Instr.4) (Instr. 4)
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Common Stock                          3/3/98         S               25,000      D      $43.485                 D
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Common Stock                          3/4/98         S               25,000      D      $43.205                 D
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Common Stock                          3/4/98         S               10,000      D      $43.25                  D
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Common Stock                                                                                     1,438,809      D
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Common Stock                                                                                        23,141      I         1/
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Common Stock                                                                                       119,640      I         2/
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Common Stock                                                                                        96,045      I         3/
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___________________________

1/ Represents shares owned by the Genisis Foundation, a charitable trust established by Mr. Neckowitz of which he is a co-trustee. Mr. Neckowitz disclaims beneficial ownership of such shares.

2/ Represents shares owned by Cheryl A. Kempton-Neckowitz, who granted Mr. Neckowitz an irrevocable proxy giving him the right to vote such shares. Mr. Neckowitz disclaims beneficial ownership of such shares.

3/ Represents shares owned by the Howard A. Neckowitz and Cheryl Neckowitz 1997 Trust, of which Howard and Cheryl Neckowitz are co-trustees.

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

===============================================================================

                                                                                                         9.        10.
                                                                                                         Number    Owner-
                                                                                                         of        ship
                    2.                                                                                   Deriv-    Form of
                    Conver-                    5.                              7.                        ative     Deriv-   11.
                    sion                       Number of                       Title and Amount          Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.      ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price   Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-  Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative   at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-  of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity     Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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===================================================================================================================================

Explanation of Responses:


      /s/ Howard A. Neckowitz                              April 9, 1998
--------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
            (Authorized Signer)

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to ruke 101(b)(4) of Regulatiob S-T.


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